EXHIBIT 99

The reporting person, Larry Shultz, is beneficial owner as of September 24, 2009 of the 7,000,227 shares which he acquired as part of Freestone Resources (“Freestone”) performance of a binding legal agreement with Mr. Shultz whereby Freestone agreed to purchase 100% of the outstanding shares of Earth Oil Services, Inc. in exchange for their shares.  As of September 24, 2009, Mr. Shultz assumes but was never informed by Freestone that he was owner of 10.49% of Freestone’s common stock.  The stock purchase agreement is attached as an exhibit to Freestone’s Form 8-K filed on September 28, 2009.

Before the stock purchase was complete, Shultz informed Freestone’s CEO Clayton D. Carter that Shultz wanted to distribute stock to his family and other beneficiaries for estate-planning and other purposes; this CEO of Freestone confirmed Shultz’s good-faith intentions and instructed Shultz to call Freestone’s stock transfer agent and send back Shultz’s 7,000,227 share October 26, 2009 stock certificate to the transfer agent to break-up into share certificates in the names of Shultz’s family members and beneficiaries.

Neither Freestone’s management nor Freestone’s stock transfer agent ever advised Shultz that his grant of stock to family and friends was improper; to the contrary, they advised and assisted Shultz in executing the transfer with their full knowledge, approval and participation.  They just requested that Shultz bear the transfer-agent costs of the re-issuance of the stock.

Thus, on October 29, 2009, one day after Shultz received his original 7,000,227 share stock certificate, Shultz ordered 6,715,227 shares with restrictive legend to be re-issued to himself and members of his family, among others, intending to gift the shares.  However, such gifts were never made or distributed.  Mr. Shultz is in current possession of these share certificates and claims beneficial ownership of all of these shares as they were never distributed to the intended beneficiaries or delivered.

Shultz Never Sold Freestone Stock And Has Direct Ownership of 6,715,227 Shares

On the same date, October 29, 2009, Mr. Shultz pledged 285,000 of his 7,000,227 shares to four individuals, transferring certificates in their names as collateral for the repayment of certain liabilities.  All of these shares were transferred with a restrictive legend.  The reporting person therefore claims direct ownership of 6,715,227 shares and indirect ownership of the 285,000 shares (that represents <0.43% of Freestone stock outstanding at the time).

Mr. Shultz delayed the filing of this Form 4 because Mr. Shultz relied on the assurance of the CEO Clayton Carter the issuer that he or Freestone’s SEC attorney will notify and assist Mr. Shultz in the preparation of any required regulatory forms or documents – as is customary of most public companies on behalf of their officers, directors and major shareholders.

From September 2009 to December 2010, neither Freestone managers nor any of its attorneys or auditors informed Shultz of any requirement to file a Form 3, Form 4 or any other SEC form relating to this stock.

Shultz only determined his need to file Form 3, Form 4 and Form 5 after Freestone filed a baseless, frivolous and malicious lawsuit based on fabricated lies and innuendo concocted by Freestone’s CEO Clayton Carter and other co-conspirators to defame, discredit and otherwise harm Shultz, his family members and other dissident Freestone shareholders and Whistleblowers in order to silence them – and thus divert  SEC attention and scrutiny away from Freestone CEO’s very real Sorbanes Oxley violations and misleading omissions of material events and  material losses to the company which was personally witnessed by Shultz and ESSI,  but never disclosed by Freestone management to shareholders or to the SEC.

As co-founder of EOS, a wholly-owned subsidiary of Freestone, and chief developer of the EncapSol business plan and financial business model (who personally introduced Freestone to Valerus and Westpac and indirectly to Paragon and ENI with whom Freestone was given the opportunity to enter into agreements that promised to greatly benefit Freestone shareholders),  Mr. Shultz was an eyewitness to the continuous pathological betrayal of every Freestone shareholder by the outrageous, grossly negligent, duplicitous, risky, unscrupulous, morally-corrupt and needlessly combative business behavior of Freestone’s CEO and his Insider co-conspirators.

Freestone Misappropriated Funds Raised to Develop the EncapSol Product-line

Instead of spending monies raised in the name of EncapSol on full-scale demonstrations of EncapSol to eager customers -- Freestone’s CEO and board of directors misappropriated company funds to shop for various Attorneys who, despite all the evidence to the contrary, would assist them to concoct a legal cover-up to fraudulently blame Shultz and ESSI on false pretenses for Freestone management’s own failures – in order to divert blame and scrutiny away from Freestone management’s own potentially criminal behavior and unfit mismanagement of the company.

For the last year, Freestone’s CEO Clayton Carter and Insiders conspired to fabricate materially and intentionally misleading SEC filings, public statements and press releases meant to promote the company stock price and at the same time cover-up the mounting management failings and possible criminal behavior of Freestone’s CEO and other Insiders who have used lies, threats, extortion and intimidation in an attempt to coerce Shultz and ESSI to “surrender” their rightfully-earned ownership of 31-million shares of Freestone stock.

Delays Annual Meeting To Manipulate Shareholder Vote and  Disenfranchise  Critics

ESSI’s and Shultz’s combined 42% ownership of Freestone stock represents a voting block that is capable of legally dislodging Freestone’s existing CEO and board of directors complicit in betrayal  of their fiduciary obligations to the company.  Instead of acting in the best interest of shareholders, Freestone’s CEO Clayton Carter and board of director members, James F. Carroll, Don Edwards, filed this lawsuit to put Shultz and ESSI and any other concerned shareholders or Whistleblowers on the defensive and to prevent Shultz and ESSI from rightfully using and exercising their legitimate voting rights which Freestone means to steal from them by pretense.

Because Freestone management viewed ESSI’s and Shultz’s 42% ownership of Freestone voting stock as an obstacle to their unfettered and mismanaged control of the company, Freestone management filed their lawsuit against the Shultz and ESSI  in order to attempt to unrightfully entrench themselves in power by seeking to cancel the 31-million shares of Shultz/ESSI stock – and thus eliminate all dissenting votes by Shultz and ESSI.

ESSI’s and Shultz’s ownership of 42% of the Freestone voting stock is also why Freestone has not called an Annual Meeting in over a year – because Freestone management is “waiting” for Shultz and ESSI to capitulate and “surrender” their stock in response to the coercion that Freestone management has immorally conspired to use against Shultz, ESSI and even their innocent family-members, friends and student-aged children.

Orchestrating Online Blogger/Character-Assassin Campaign to Defame & Silence Critics

What is especially odious is that because Freestone’s lawsuit is based on lies and innuendo (that will ultimately be revealed to have been fabricated and propagated online by Freestone’s CEO and other slandering co-conspirators inside Freestone) – their character-assassin bloggers have resorted to applying emotional pressure against Shultz to coerce him to surrender his stock and voting rights by intentionally spreading lies about Shultz’s own children and other family members being involved in a “Freestone stock fraud” and actually calling and harassing family members and friends!

For the management of a public company like Freestone to engage in and orchestrate such outrageous, immoral, deceitful and grossly negligent behavior by attacking innocent children and family members and friends in order to “publicly torture” and coerce Shultz to surrender his rightful stock ownership by abusing the American legal system -- is a travesty and violation of the public trust that should take precedence over any one executive’s wrong-headed decisions.

Virtually every story and public statement being disseminated by Freestone management regarding Shultz and ESSI can easily be refuted by the facts and testimony of all parties concerned – most of whom are still puzzled and confused as to why Freestone (which was just about to make a big deal with Valerus for environmental cleanup and gas processing, and make another big deal with Paragon for the recycling of asphalt shingles using EncapSol) – suddenly, unexpectedly and unjustifiably Freestone’s CEO and board of directors James Carroll and Don Edwards authorized the illogical wasting of company assets and EncapSol funding to be used not to make money for the company by concluding the deals with Valerus and Paragon, but instead be used to sue ESSI and Shultz in an attempt to cancel their stock and avoid the $75,000 per month license fee payments owed to ESSI and Shultz after the EncapSol Demonstration was completed.

Purposefully Delayed Demonstration of EncapSol Machine To Avoid Payments to ESSI

Because Freestone would have to pay ESSI and Shultz the $75,000 per month license fee payments in cash or stock upon successful demonstration of the EncapSol Machine, Freestone actually sabotaged and delayed its ability to reach this important milestone of the company (for which the EOS merger was designed to fund in the first place) – in order to wait for their Internet-hate and slander campaign against Shultz and ESSI to force capitulation.

Freestone’s risky plans to coerce a surrender by Shultz and ESSI have gone awry as Shultz and ESSI have waited for their remedy and redress in Court.  However since Freestone added the false charge of “insider trading” and “fraudulent” transfer of stock to a first amended complaint, and then slandered Shultz’s children and ESSI’s friends and family members as being implicated in “fraud” – Shultz is following all the SEC rules as he is applying them and filing his Form 3, Form 4 and Form 5 with this “Explanation” herein.

Freestone’s unwarranted predatory actions against Shultz and his family have forced Shultz and his beneficiaries to act as Whistleblowers, protected under State and Federal Law against the Freestone CEO using the power and money of his office and position as such to silence a legitimate critic like Shultz who has every rights as 10% owner of the company to have his voice heard, and not be punished and slandered for it.

Prior to EOS Merger Freestone Received Detailed Due-Diligence Report About ESSI

Contrary to the public statements and innuendos supported by Freestone management online, during the due diligence process prior to signing of the EOS merger agreements, Freestone was furnished with a Due Diligence Report on ESSI that disclosed and informed Freestone of ESSI’s past problems raising money to commercialize the EncapSol technology.  ESSI and Shultz gave Freestone’s CEO and attorneys every opportunity to talk to each of ESSI’s attorneys, accountants and joint venture partners (Elemax in Canada and Green River Resources in Utah) to confirm  their belief in the value of the technology, the representations of ESSI and that the technology works and performs as disclosed by ESSI.

Unlike other technologies attempting to extract oil from America’s Tar Sands and Oil Shale resources, EncapSol has proven its ability to do so without the need for any river or ground water resources that have prevented other water-intensive technologies from being used because there is not enough water available in the amounts that would be needed using such other competing technologies.  Because the EncapSol chemical-based technology does not require any water and does not produce any liquid effluent waste, the EncapSol technology offers the most environmentally-friendly method by which America can replace imported oil with a new homegrown source of oil extracted from its vast and indigenous tar sands and oil shale resources.

Because Shultz and ESSI had cooperated fully to assist Freestone management to demonstrate EncapSol and make deals (and Shultz continued to successfully introduce Freestone to high profile parties who could assist company management in funding and commercializing the EncapSol technology), Freestone management chose to falsely claim that ESSI and Shultz made “misrepresentations” and “lied” about the chemical  characteristics of EncapSol – when in fact, Freestone and its management were fully aware of EncapSol’s effective performance abilities and  the opportunity for industry domination as confirmed by the success of the tests done for Valerus and Paragon, among others.

Board of Directors Sacrifice EncapSol Business to Protect  CEO  From  SEC  Violations

In the ultimate betrayal of their fiduciary obligations to shareholders, Freestone’s CEO Clayton Carter, board of directors James F. Carroll and Don Edwards (and complicit investors funding the lawsuit) willingly conspired to slander, misinform and destroy the brand-name value and credibility of the company’s one major asset (its EncapSol license) by  fabricating and promoting in Freestone’s SEC filings, and in its Federal Court documents, the false and baseless claims that EncapSol is “toxic” and contains harmful chemicals that would disqualify their use to extract oil from tar sands and oil shale or be used downhole for EOR Enhanced Oil Recovery (which rights they lost due to management negligence) – thus sabotaging  Freestone by preventing its EOS subsidiary from marketing the technology or making money from it.

In fact -- Freestone management is lying to the Court, lying to the SEC and lying to its shareholders – because Freestone’s CEO and conspiring Insiders have no factual basis to support the primary claims they are unjustly making against EncapSol.

Freestone Has Proof: EncapSol Works  and Is  Not Toxic – But Still Pursued Lawsuit

As evidence:  See attached Exhibit A and Exhibit B documents (A) from the CEO of the Elemax company, which is the Exclusive Canadian Licensee of the EncapSol technology,  and (B) from Aquatic Testing  Laboratories, which tested EncapSol samples multiple times (with always the same environmentally-acceptable results that entirely contradict Freestone’s cynical and baseless claims against EncapSol).

“This letter is to formally confirm that to date all of the solvent/reagent formulations that were used to develop Elemax Inc.’s license rights in Canada that David Feuerborn and Tom Jennings on behalf of their company ESSI prepared were non-chlorinated.  Please also be advised that the non-chlorination of the above mentioned solvent/reagent formulations were verified by gas chromatography.”

The Exhibit A Elemax letter entirely refutes the fabricated false premise of Freestone’s lawsuit against ESSI and Shultz.  This letter proves that Freestone’s CEO, directors and Insiders are lying and that support and perpetuation of their unjust lawsuit (built on intentional lies and false pretenses) constitutes gross dereliction of the fiduciary duties of loyalty and trust that Freestone’s CEO and management owe to its shareholders and to its wholly-owned subsidiary EOS (which relies upon the EncapSol technology to generate revenues) – designed solely to benefit Insiders and harm the interests of Non-Insider shareholders.

Unlike Freestone -- which never tested or demonstrated EncapSol as legally required to maintain Freestone’s EOR enhanced oil recovery rights or Environmental Cleanup rights (which exclusive rights Freestone subsequently lost months and months ago but never disclosed to shareholders) – Elemax has extensive knowledge about the EncapSol technology because Elemax spent millions of dollars developing and testing the technology (and thus knows exactly what makes up the EncapSol formulation).

Elemax wrote the attached letter to set the real record straight by confirming that no chemical formulation tested by Elemax contained the type of harmful “chlorinated” chemicals that Freestone has falsely claimed in its lawsuit, falsely claimed in its SEC filings, falsely reported to OSHA and falsely promoted in online blogs and message boards (with the purposeful intent to misinform shareholders into believing Freestone’s side of the story –using lies and innuendo orchestrated by Freestone management and its online co-conspirator character-assassinating bloggers to slander and discredit ESSI, Shultz and EncapSol).

Freestone Promoted the Environment Benefits of EncapSol That Its Lawsuit Now Defames

On November 10, 2009, Freestone and its CEO issued a Press Release entitled “EncapSol Technology for Enhanced Oil Recovery, Environmental Oil Cleanup, Tar Sands and Shale Oil Extraction Passes Test as Non-Hazardous Substance” that likewise contradicts Freestone cynical and slanderous lawsuit against Shultz, ESSI and the corporate value of EncapSol:

"California has the strongest environmental laws in the United States," stated Freestone CEO Clayton Carter, "and we are proud of the fact that EncapSol passed their strict bioassay test with a 100% fish survival rate, which is rare in the oil industry. This certification opens up many new applications for EncapSol, where other industry methods would otherwise pose a danger to the environment or be ineffective."

Was Clayton Carter lying to the public and Freestone shareholders in this Press Release extoling the environmental virtues of EncapSol?   Or is Clayton Carter lying now about the “toxic danger“ of EncapSol in its baseless lawsuit against Shultz, ESSI and EncapSol?

As further proof that Freestone’s CEO and board of directors know that their lawsuit against Shultz and ESSI is based on their own fabricated pretenses is the fact that prior to the filing of the lawsuit, Freestone management regularly issued positive Press Releases and Public Statements extolling the virtues of EncapSol, based on EncapSol’s very real and unique performance capabilities to extract oil and clean water from various oil-contaminated or oil-containing feedstock-samples provided by major oil and gas and recycling companies.

CEO Promotes Successful EncapSol Test Results -- That Lawsuit Now Defames

On April 6th, 2010, Freestone CEO Clayton Carter issued a “Letter to Shareholders” that confirmed the success Freestone was having from ESSI’s demonstrations of EncapSol to prospective customers – proof (contrary to Freestone’s lawsuit) that the CEO of Freestone knows very well that EncapSol works in an “environmentally friendly” and “economically viable” manner that can benefit Freestone shareholders:

FROM PRESS RELEASE / LETTER:  “Commercialization of EncapSol:

The Company has begun to receive oil sand, oil shale, paraffin wax, and waste oil samples from established oil and gas companies that believe they can benefit from the use of EncapSol. The Company has been very impressed by the test results. The Company anticipates that these results will lead to formal agreements with these companies.

The Company is also working to finalize the 4th Generation EncapSol Oil Recovery Machine. This machine is in its final stages of completion. The demonstration of this machine will show the oil industry that we have developed a closed loop, zero-discharge, environmentally friendly, and economically viable oil recovery system. The Company will continue to update shareholders as the machine reaches its completion date."

Was Clayton Carter lying to the public and Freestone shareholders in this Press Release extoling the environmental virtues and economic viability of EncapSol?   Or is Clayton Carter lying now about the “toxic” dangers of EncapSol in its baseless lawsuit against Shultz, ESSI and EncapSol?

Board of Directors Intentionally Sabotage Million-Dollar EncapSol Deals to Shift Blame

Freestone’s filing of a lawsuit claiming the company’s own EncapSol oil-extraction technology is “toxic” was a self-destructive act and comprises gross negligence by Freestone that destroyed the credibility of EncapSol and the numerous in-process EncapSol business agreements that Freestone management could have consummated but ultimately poisoned and sabotaged by their actions, including multi-million dollar business deals with:

•
Valerus Compression -- for uniquely cleaning oil-contaminated waste-sites, extracting moisture from pipeline natural gas and other valuable industry-unique solutions (whose valued licensing rights Freestone would need to negotiate in good-faith from ESSI because Freestone did not own such licensing rights).

•
Paragon/Owens-Corning  -- for uniquely recycling asphalt roof shingles (whose valued licensing rights Paragon and Freestone would need to negotiate in good faith from ESSI because Freestone did not own such licensing rights).

•
Green River Resources  -- for funding America’s first and only tar sands bitumen/oil-extraction project in Utah – because it does not require the use or waste of precious water resources, EncapSol’s water-less chemical-based closed-loop zero-emission discharge clean oil extraction process is the only cost-effective process that can get the needed environmental support and government permits to operate and start producing a new source of oil for America from tar sands.  This is the only license that Freestone currently owns and has severely damaged Green River Resources shareholder value and it has virtually destroyed the ability to raise financing under the unjust cloud of Freestone’s false lawsuit.

•
ENI – Italy’s major oil company for the recovery of oil from oil sands in Africa (whose valued licensing rights Freestone would need to negotiate in good faith from ESSI because Freestone did not own such licensing rights).

•	Rafribra – a major oil tank cleaning company in Spain (whose valued licensing rights Freestone would need to negotiate in good faith from ESSI because Freestone did not own such licensing rights).

•
Westpac Resources – introduced by Shultz, which intended to make a multimillion dollar joint venture investment in Freestone (based on Clayton Carter’s false representation that Freestone owned the rights sought by Westpac) .

All of these deals were in the works, and with the Westpac Resources funding – would have enabled Freestone to start making money and extracting oil from various different valuable oil-containing substances.

Freestone Acted In Bad-Faith Negotiating With ESSI For Additional EncapSol Rights

ESSI was in good-faith negotiations with Freestone to license additional field-of-use rights that would have enabled Freestone and its shareholders to greatly benefit financially from these endeavors – yet Freestone CEO Clayton Carter acted unprofessionally, in bad-faith, and tried to illegally obtain rights through threats, extortion, circumvention and other immature, childish and spiteful behavior unbecoming the President of a publicly-traded company.

As a licensee of EncapSol, Freestone’s success as a profitable company depended upon the good-will and cooperation of ESSI, whose deep knowledge of Encapsol and trained personnel Freestone required for successfully commercializing its own existing tar sands and oil shale rights to Encapsol.  Thus, treating ESSI so badly and alienating ESSI was not in the best interests of Freestone shareholders and resulted and, in retrospect, has resulted in great monetary loss by Freestone shareholder.

Likewise, since ESSI owns all of the EncapSol field of use rights needed to enter into a profitable transaction with Valerus, Paragon, ENI and others – and Freestone did not own such rights and was therefore beholden upon the good will and sole discretion of ESSI to grant such additional EncapSol rights – Freestone CEO Clayton Carter’s bad-faith treatment of ESSI for personal reasons was a grossly negligent act that substantially hurt Freestone shareholder value.

Yet Freestone CEO Clayton Carter, his father Jimmy Carter, and company management chose to maintain an antagonistic and combative stance against ESSI and Shultz – thus illogically and needlessly destroying viable business opportunities in the works and single-handedly destroying Freestone’s most valuable asset:  the performance credibility of its EncapSol brand.  To the detriment of its public shareholders, Freestone management has operated Freestone as a “sole proprietorship” instead of the publicly traded company that it is.

Freestone Filed Lawsuit Without Any Attempt to Resolve or Disprove Allegations

Freestone never gave ESSI and Shultz the opportunity to disprove Freestone’s false allegation or cure any perceived problems – but instead refused to discuss any such relevant matters or consider any contrary-evidence – and instead chose to attempt to extort  ESSI and Shultz into forfeiting their shares by the pressure and false pretense of their frivolous and defaming lawsuit.

Freestone’s slander against ESSI and its lawsuit against Shultz and ESSI effectively killed all of these deals because Freestone’s CEO Clayton Carter and Insiders, such as the CEO’s father, Jimmy R. Carter, irresponsibly refused to negotiate in good-faith with ESSI -- and instead took an outrageous and unreasonable negotiating position that ESSI either accept Freestone’s take-it-or-we’ll-sue offer without any negotiation -- even though Freestone did not own any legal licensing rights to these technologies and even though ESSI was offering to share equally in these rights in good-faith with Freestone for the benefit of all Freestone shareholders.  Freestone’s CEO still unjustifiably demanded control of these transactions and threatened to sue ESSI if they did not acquiesce to his unreasonable demands.

Freestone’s CEO and the board of Freestone have breached their fiduciary duty of care and loyalty to Freestone shareholders by pursuing this sham lawsuit against EncapSol, ESSI and Shultz.  Freestone management violated their fiduciary duties to Freestone shareholders by engaging in its baseless malicious persecution of Shultz/ESSI, and putting their own personal interests against ESSI and Shultz above Freestone management’s own  fiduciary duties and responsibilities to Freestone shareholders  -- proving Freestone’s CEO Clayton Carter to be unfit and unworthy of control of a Public Company.

Freestone Co-Mingles Private Funds – Did Not Disclose Certain Payables to Auditors

In addition to Freestone’s mismanagement and self-inflicted slandering of its valuable EncapSol technology rights, Freestone management allowed Jimmy Carter, father of Freestone CEO Clayton Carter to co-mingle their personal funds and secretly kept legitimate licensee fee and other payables owed by Freestone to ESSI and Shultz off of the company’s books without disclosure to its Auditors of such accounting control deficiencies.

Defamation Campaign Against Whistleblowers To Cover-Up Management’s Failures

The lawsuit filed by Freestone is a punitive and abusive use of the legal system to slander Shultz and ESSI in order to silence them discredit them as whistleblowers.  Though Shultz and ESSI have tried to help Freestone increase shareholder value, Freestone’s CEO and other Insiders have engaged in an orchestrated conspiracy to misinform the public, and slander peoples’ reputations under the guise and protection of a lawsuit by using the Internet blogs and the lawsuit’s false allegations of “fraud” and “misrepresentation” to unjustly defame and discredit innocent people in order to enable Freestone Insiders to gain personal advantage to the detriment of Freestone’s Non-Insider shareholders.

Contrary to the allegations in the improper lawsuit, the real perpetrators of a “fraud” and “misrepresentations” are the CEO Clayton Carter and board of directors, Don Edwards and James Carroll, of Freestone, who have pursued an unjustified lawsuit against its largest shareholders in an attempt to silence and discredit Shultz and ESSI.

Intentionally Avoided Disclosure of Material Event Loss of Valuable EncapSol Rights

Instead of doing their jobs to fund the EncapSol Machine and commercialize the EncapSol technology for the good of all shareholders, Freestone’s CEO and board of directors spent their time and squandered company assets being obsessed with covering up and diverting shareholder attention from Freestone management’s gross negligence and nonfeasance in the loss of the valuable territorial and field of use rights to use EncapSol in Russia, South America, in EOR Enhanced Oil Recovery and in Environmental Clean-up.

All of these potentially billion-dollar valued rights that Freestone’s CEO promoted for the last 12-months and on which Freestone raised money in its materially incorrect Subscription Agreements -- were instead lost early in 2010.  Yet Freestone management never disclosed this material property loss to shareholders in any of its SEC filings and continued to raise funds based on the existence of these undisclosed lost rights.

Freestone’s CEO wanted to avoid having to disclose the bad-news loss of these valuable rights – especially since their loss was due entirely to the fault and failure of Freestone’s CEO and  management gross negligence.

Filed False 8K to Dilute Shareholder Value By Increasing Authorized Shares 100%

Likewise, on February 22, 2010 Freestone and its CEO knowingly filed a false SEC form 8-K alleging the doubling of authorized shares to 200-million shares before Freestone had received formal approval in writing from its majority shareholders.

Item 5.03. Amendments to Articles of Incorporation and Bylaws; Change in Fiscal Year.

On February 19, 2010, a majority of the stockholders of Freestone Resources, Inc. (the “Company”) approved a proposal to grant the Company’s Board of Directors authority to amend the Company’s articles of incorporation to increase the authorized common stock from one hundred (100) million to two hundred (200) million shares.  The approved proposal provides the Board of Directors with the authority, in its sole discretion and without further action by stockholders, to increase the authorized shares of common stock as so described at any time prior to the next Annual Meeting of Stockholders. The effective date of the Authorized Share Amendment was February 19, 2010.

ESSI refused to authorize an increase in authorized shares, as was ESSI’s right to dissent.  ESSI believed it was protecting other shareholders by preventing unnecessary dilution of the company’s stock when there were still 30-million shares left to issue.

Freestone’s SEC Form 8K filing of February 22, 2010 falsely asserted that Freestone’s CEO and board of directors had majority shareholder approval for increasing Freestone’s authorized shares from 100-million to 200-million shares was a blatant misrepresentation.

This Form 8K contained a blatant, material misrepresentations that Freestone’s CEO and Insiders sought to cover-up by filing additional SEC forms that are intentionally misleading:

Filed Fraudulent Form 10K With Omissions & Misstatements to Cover-Up CEO Mistakes

Freestone’s Form 10K filed October 1st, 2010 contains additional material misrepresentations and omissions of fact, because the transaction upon which the need to increase the authorized shares was predicated, had failed – and so there was no reason whatsoever to authorize such additional shares and dilute Freestone shareholders by a substantial 50% dilution.

Nevertheless, Freestone’s CEO disregarded ESSI’s protests and arrogantly proceeded to authorize dilution of shareholder value by filing the February 22nd 2010 Form 8K to increase  shareholder approval and subsequently filing this Item 4 of the October 1st 2010 Form 10K:

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On February 19, 2010 Freestone solicited a vote from the Company’s shareholders in order to allow the Company’s Board of Directors to increase the authorized shares from 100,000,000 to 200,000,000.   The Company obtained the verbal consent from the shareholders that owned a majority of Freestone commons stock.  After this verbal consent, Environmental Services and Support, Inc. (“ESSI”) demanded additional shares be issued from the Company to ESSI before it would sign a shareholder consent letter.  The Board of Directors of the Company denied the demand made by ESSI, and decided to bring this issue to a vote at the next annual shareholder’s meeting.

Item 4 above is a materially misleading statement that unfairly and incorrectly blames ESSI but omits the real Truth:  Freestone never obtained the verbal consent nor the written consent of ESSI (because the transaction necessitating the increase in authorized shares had failed) – yet still Freestone’s CEO proceeded to dilute shareholders despite the protest of Freestone’s largest shareholder ESSI.

To cover-up the fact that Freestone filed the February 22nd 2010 Form 8K without having proper legal authorization from a majority of its shareholders – instead of admitting and fixing his mistake – Freestone CEO Clayton Carter conspired with other Freestone Insiders to file additional materially-false SEC documents to unjustly blame ESSI for Freestone CEO’s mistake, as evidenced by Freestone’s misleading Item 4 disclosure above.

Attempted Extortion To Force Shareholder Collusion & Silence in Cover-Up

In furtherance of their conspiracy to cover-up Freestone CEO Clayton Carter’s mistakes, in early May-2010, Freestone CEO tried to extort the officers of ESSI to sign a back-dated agreement to vote their shares in favor of the stock dilution -- or else be sued!

This attitude of “entitlement” using threats and extortion is how Freestone’s CEO and  management team habitually copes with problems that they have self-created– by always trying to blame someone else.   Freestone’s CEO and its Insiders are filing materially-misleading SEC documents to cover-up the fact that Freestone materially misled shareholders and the SEC about their illegal changes to the Articles of Incorporation of the Company to needlessly and substantially dilute shareholder value by 50% without legal justification.

If Freestone’s CEO had ESSI’s support to double the authorized shares of the company, then Freestone’s CEO should have such support in writing from ESSI.  But Freestone does not have any such approval in writing signed by Freestone’s largest shareholder – nor does any email from ESSI to Freestone confirm any such approval because ESSI never gave its approval – yet still, knowing of ESSI’s protests, Freestone’s CEO still filed documents authorizing an increase in authorized shares of the company without legal right.

From Day-One of the signing of the EOS and EncapSol License agreements, Shultz and ESSI believed they had formed a partnership with a public company that had the resources to fulfill its obligations under the EOS and EncapSol License agreements -- and expected Freestone to spend the money that was needed to commercialize the technology, including conducting all the relevant tests to validate and extol the virtues of its oil-extraction capabilities that would enable Freestone to have a major market share in the oil industry.

Continues to Lie & Mislead Shareholders About “Further R&D of EncapSol”

Shultz believes that Freestone’s CEO Clayton Carter, its directors and insider traders have breached their contractual and fiduciary obligations to ESSI, Shultz, EOS and all of the Non-Insider Freestone shareholders by fabricating and propagating management’s slanderous lawsuit against Shultz, ESSI and EncapSol – in order to silence critics and cover-up Freestone management’s serious illegal accounting practices and SEC Sorbanes Oxley disclosure violations.

These Sorbanes Oxley violations have continued in Freestone’s most recent November 12th 2010 filing of Freestone’s Form 10Q, which stated:

Oil and Gas Properties:

Freestone is actively purchasing marginal oil and gas properties and leasing properties that will be used in the further research and development of EncapSol.  This research focuses on the types of formations that will benefit the most from the use of the solvent, as well as the various applications from production and storage to end cycle refinement.

As CEO of EOS, I have personal knowledge that Freestone never, ever was supplied nor did Freestone ever use one ounce of EncapSol for any downhole EOR enhanced oil recovery tests.

Misleading Press Release – Promoted Use of EncapSol in Haas Petroleum Joint Venture

Freestone management continued to mislead investors into thinking that Freestone had secured the valuable EOR rights and was actively and successfully developing them, as disclosed by Freestone’s Press Release of December 17, 2009, which promoted the story that:  “Freestone Forms Joint Venture to Utilize EncapSol for Downhole Oil Recovery”  as follows:

“Freestone has also entered into a joint venture with Haas Petroleum in an effort to utilize EncapSol as a fracing agent, and as a downhole enhanced oil recovery method. The joint venture includes the complete acquisition of a lease in Corsicana, Texas which is comprised of approximately 1,280 acres and three producing oil wells. This lease has four proven pay zones that are compatible with Freestone's new EncapSol technology and, according to a report conducted by a local geologist, potential for large quantities of recoverable reserves when produced properly.”

In reality, this proved to be untrue.  As CEO of EOS I have personal knowledge that even though Freestone approved of a post-merger budget for EOS to have hundreds if not thousands of gallons of EncapSol blended and delivered for testing and demonstrating of EncapSol’s extremely valuable EOR capabilities, Freestone never ever funded the EOS budget, never built any equipment to help demonstrate EncapSol and never, ever injected any EncapSol liquids into any oil wells owned by Haas Petroleum, owned by Freestone or owned by anyone else.

Spent More Money On Baseless Lawsuit Than On Development of EncapSol EOR Rights

The condition for Freestone gaining exclusive territorial EOR rights was for Freestone to effectively spend approximately $30,000 to build an EncapSol blender to produce enough EncapSol solvent to test its effectiveness to stimulate additional oil production downhole in an oil well.

Freestone raised over $500,000 from investors by promoting the value of EncapSol’s tar sands, oil shale, EOR and environmental cleanup rights (or options to earn such exclusive rights) -- yet instead of spending the $30,000 it would have cost to blend enough EncapSol to demonstrate the value of EncapSol EOR rights (believed by some shareholders to have been potentially worth billions of dollars), Freestone’s CEO and complicit board members and insiders conspired to instead spend more than $30,000 on legal fees to unjustly pursue their baseless lawsuit against Shultz and ESSI (in an attempt to cover-up Freestone management’s squandering and loss of these valuable EOR and environmental cleanup rights to EncapSol).

Despite its misleading representations and material omissions in its public statements, press releases and SEC filings – Freestone management lost these valuable EOR rights without even disclosing it to shareholders from whom Freestone CEO’s was raising money.

The best interest of Freestone shareholders was for Freestone management to use the funds it raised in the name of EncapSol to improve and demonstrate EncapSol – not use such funds to protect management’s unworthy control of the company.

Misleading Press Release Promoted Use of NON-TOXIC EncapSol to Clean Gulf Oil Spill

Freestone management continued to mislead investors into thinking that Freestone had secured the valuable Environmental Clean-up rights to EncapSol and was actively and successfully developing them, as disclosed by Freestone’s Press Release of May 16, 2010, which promoted the story that:  “Freestone Resources CEO Travels to New Orleans to Demonstrate Oil Spill Cleanup Technology”

Said Freestone CEO Clayton Carter:   "Unlike many of the surfactants, dispersants and chemicals currently used, EncapSol is a non-toxic technology with the ability to fully encapsulate the oil and protect plants and wildlife from the contamination. I will be traveling to New Orleans with Mr. McGhan in order to demonstrate our EncapSol technology to companies involved in the current crisis."

While Shultz and ESSI were happy to see how enthusiastic Freestone’s CEO was about the  “non-toxic” effectiveness of EncapSol – contradicting the baseless allegations of Freestone’s own current lawsuit against Shultz and ESSI – Freestone’s CEO had no lawful right to issue such Press Release in the first place because Freestone had lost its option to secure the Environmental Clean-up Rights to EncapSol and no longer owned any such contractual option or rights.

If Freestone wanted to use EncapSol to help clean the Gulf Oil spill, Freestone would have needed to negotiate a new License Agreement with ESSI to use EncapSol in this field of use because Freestone had previously and negligently lost those rights by non-performance.

In addition to misleading the public and Freestone shareholders into wrongly believing that Freestone owns the Environmental Clean-up rights, Freestone’s Press Release statement that the CEO will be traveling to New Orleans to “demonstrate our EncapSol technology to companies involved in the current crisis" is also misleading and omits the important facts: that Freestone does not own the relevant license rights to even use EncapSol in this manner and that Freestone CEO was not authorized by ESSI nor supplied by ESSI nor possessed the EncapSol liquid to conduct even a small test-tube demonstration – thus rendering Clayton Carter’s Press Release statements materially misleading to investors because he could not truly “demonstrate” the real EncapSol.

Management Certifies More Intentionally-Misleading and Contradictory SEC Filings

The “Oil and Gas Properties” section in Freestone 10Q filed November 12, 2002 (as well as many other statements in previous filings by Freestone) – that “Freestone is actively purchasing marginal oil and gas properties and leasing properties that will be used in the further research and development of EncapSol” -- is materially misleading and an intentional violation by Freestone’s CEO Clayton Carter and its CEO Mr. James F. Carroll of their Officer Certifications pursuant to 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002.

Specifically, Freestone’s CEO Clayton Carter and CFO James F. Carroll know that most of the SEC filings that Freestone has made since the merger with EOS – referencing Freestone’s alleged ownership of EOR rights, ownership of environmental clean-up rights, ownership of territorial exclusive rights to use EncapSol in Russia and South America or defending the legitimacy of its slanderous lawsuit against whistleblowers ESSI and Shultz – all contain numerous “untrue statement(s) of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report”.

Management Filed False Sorbanes Oxley Certifications That Are Not Supported By Real Events

Likewise, CEO Clayton Carter was informed of the accounting fraud perpetrated against Shultz and ESSI by Freestone management in collusion with the CEO’s father, Jimmy Carter, over their illegal accounting scheme that was not reported to Freestone auditors or accounted for on Freestone’s books – violating paragraph 5.b of Carter’s Officer Certification and obligation to report:  “any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.”

Freestone Still Owns Valuable EncapSol Rights to Extract Oil From Tar Sands/Oil Shale

Freestone management has utterly failed to commerialize EncapSol. Freestone made financial promises to ESSI as inducement for ESSI to grant Freestone certain territorial rights to use EncapSol for the extraction of oil from tar sands and oil shale, the option to use EncapSol for environmental cleanup and the option to use EncapSol for EOR enhanced oil recovery (which rights if properly commercialized could generate billions of dollars in revenue to Freestone).

But since Freestone allowed various performance deadlines to lapse and did not spend the money required to earn these valuable EncapSol licensing rights, Freestone’s non-performance resulted in its loss of these rights.

However, Freestone still owns its 30% interest in the Green River Resources Utah tar sands venture and Freestone still owns the exclusive right to use EncapSol to extract oil from tar sands and oil shale in the USA (which realistically could be worth billions of dollars to the company because EncapSol is the only tar sands oil extraction technology that does not require the use nor the waste of water --and thus solves the environmental problems that have stopped other technologies from exploiting America’s vast tar sands and oil shale resources).

ESSI Is Willing to Restore Certain Rights Negligently Lost/Forfeited By Mismanagement

ESSI and Shultz are desirous that the SEC and other shareholders will work together to fix the management problems at Freestone by removing the existing unfit, unworthy and ill-equipped management and personnel currently out of control at Freestone and replace them with individuals who respect the law, respect Freestone shareholders, respect the EncapSol technology and have a plan of action to revive the company.

If a new board of directors and management team are elected to run Freestone, ESSI is willing to negotiate the restoration of certain field of use rights to EncapSol for the benefit of all.

Shareholders Ask SEC To Schedule Annual Meeting and Remove Unfit Management

Given the numerous events detailed above, Shultz hopes that the SEC will help to investigate and, if warranted, remove and prosecute those Freestone officers, directors and insiders who continue to misstate facts, publish false 8K, 10Q and 10K filings and harm the future of this company and its EncapSol technology.

Nothing contained herein is, or should be construed as, a waiver of any rights or remedies by Mr. Shultz.